

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2021

Roger Byrd
General Counsel
EASTMAN KODAK CO
343 State Street
Rochester, NY 14650

> **Re: EASTMAN KODAK CO**
> **Form 10-K filed March 16, 2021**
> **Correspondence filed October 14, 2021**
> **File No. 001-00087**

Dear Mr. Byrd:

We have reviewed your October 14, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

Response Letter filed October 14, 2021

Form 10-K filed March 16, 2021
Note 20 -- Retirement Plans, page 83

1. ASC 715-20-50-1d states that the objectives of benefit plan asset disclosures include providing users of the financial statements with an understanding of the classes of plan assets and any significant concentrations of risk therein. It is not clear whether your existing disclosures, or your proposed revisions, fully satisfy these objectives. For example, your disclosure on page 88 reports that $1.1 billion of Plan Assets are invested in government bonds, but three pages later you disclose that the entire balance is comprised of derivatives. You now propose to revise your table of Plan Assets to recharacterize these assets as Hedge Funds. This proposed revision does not clearly communicate that the hedge fund assets appear to be primarily comprised of derivative instruments. Please provide us with a schedule that segregates your December 31, 2020, hedge fund investments into more detailed asset classes so we can better understand the nature of your Plan investments and whether your proposed revisions are consistent with the cited objectives. The detailed asset classes should be consistent with the relevant risk

factors that materially impact each investment. For example, it may be appropriate to separate your hedge fund investments based on their primary underlying assets, e.g. interest rate derivative instrument hedge funds, foreign exchange derivative instrument hedge funds, distressed investments hedge funds, natural resource investment hedge funds, etc. Please see ASC 715-20-50-1d.5 and the examples provided in ASC 820-10-55-100 and 107 as well as the analogous guidance in ASC ASC 820-10-50-2.

2. In your response number 4 you state that the notional amount of your government bonds futures contracts was $1.6 billion at December 31, 2020. Please expand your footnote disclosure to include this information and to clarify whether the net carrying value of these contracts is the ($4m) reported in the table on page 88.

3. Please provide the disclosures required by ASC 715-20-50-1.n regarding related party transactions and the amount of the Registrant's securities that are included in Plan Assets, if any.

4. Please explain the page 89 reference to "derivative-linked hedge funds" and clarify whether this disclosure is intended to communicate that those hedge funds are primarily comprised of derivative instruments. Further, please explain to us how you calculated the 4% equity exposure and 29% government bond exposure measures reported on page 91. If those amounts are essentially the carrying value of your derivative-linked hedge funds, then please disclose the notional amount of the underlying derivative contracts and quantify the amount by which your loss exposure on these contracts exceeds carrying value.

5. On page 91 you disclose, "In instances where exposures are obtained via derivatives, the majority of the exposure value is available to be invested, and is typically invested, in a diversified portfolio of hedge fund strategies that generate returns in addition to the return generated by the derivatives." Please help us to better understand this disclosure by applying this characterization to a specific Plan Asset that reflected this fact pattern at December 31, 2020. Quantify and fully describe the exposure and explain how you concluded that the corresponding portfolio of hedge fund strategies is actually "diversified." It is not clear whether the existing disclosure fully depicts the degree of risk in your derivative-linked hedge funds.

6. Response number 1 in your letter states that $.8 billion of Plan Assets do not carry redemption rights. Please expand your footnote disclosure to include this information. Also, for each class of investment, please provide quantified disclosure about any restrictions and/or limits on your ability to redeem plan investments. See ASC 820-10-50-6A. If approximately 25% of your total plan assets are invested in real estate funds, private equity funds, and natural resource investments that may not mature or be sellable in the near term without significant loss than that information should be clearly disclosed.

7. Your disclosure on page 87 states that there are no significant concentrations of risk in Kodak's defined benefit plan assets. Please provide a disclosure that clearly reconciles this statement with the disclosure on page 91 that 29% of Plan assets represents US

Government bond exposure obtained via derivatives.

8. On page 87 you disclose that your investment objectives include maintaining broad diversification between and within asset classes and fund managers. However, the disclosure does not indicate whether your objective was met with respect to your fund managers. Please disclose the extent to which any investment or fund manager controlled over 10% of Major US Plan Assets in 2020.

9. We understand that the dollar amounts in your 10-K disclosure of December 31, 2020 Major U.S. Plans assets on page 88 will differ to an extent from the corresponding KRIP investment balances included in the audited financial statements filed with your Form 5500. However, there appears to be significant disparities between the asset classes presented in the 10-K and the asset classes presented on the audited Statements of Net Assets Available for Benefits. For example, the 10-K reports $383 million of equity securities whereas the Statements of Net Assets appears to show $1.4 million of common and preferred stocks. Please explain this disparity. Also, for each asset class balance reported on page 88, please tell us the amounts thereof that are comprised of (1) Partnership/Joint Venture Interests, (2) Common/Collective Trusts, and (3) Commingled Hedge Funds as presented on the Statements of Net Assets.

10. Based on your response number 2 and the information in your Form 5500, it appears that the actual amount of government bonds in your Major U.S. Plan Assets at December 31, 2020 and 2019 approximated $5 million and $39 million, respectively, whereas the amounts reported in your 10-K were $1.1 billion in both periods. Consequently, it appears that the amount of Plan Assets comprised of government bonds was 1% or less instead of the 30% reported in your 10-K. Please tell us whether this error, combined with any other similar classification errors, constitutes a material weakness in your internal controls.

11. We note that virtually all Major U.S. Plan assets, except for investment grade bonds, are measured at NAV. Please explain to us what steps you took in determining that each individual investment within the reported $3.254 billion of NAV plan assets met the requirements of ASC 820-10-15-4 to be measured at NAV. Clarify also how you determined that the entire cash and cash equivalents balance lacked a readily determinable fair value.

You may contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences